UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

September 2016 Up 12.1% Year over Year

Mexico City, October 4, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for September 2016 increased by 12.1% when compared to September 2015.

This announcement reflects comparisons between September 1 through September 30, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2015	September 2016	% Change
Cancún	467,009	561,951	20.3%
Cozumel	8,464	11,725	38.5%
Huatulco	36,348	38,635	6.3%
Mérida	118,375	141,899	19.9%
Minatitlán	20,487	17,227	(15.9)%
Oaxaca	46,074	49,661	7.8%
Tapachula	20,259	22,586	11.5%
Veracruz	89,347	100,178	12.1%
Villahermosa	92,963	95,864	3.1%
Total Domestic	899,326	1,039,726	15.6%

International
Airport	September 2015	September 2016	% Change
Cancún	758,775	821,604	8.3%
Cozumel	11,137	11,017	(1.1)%
Huatulco	652	852	30.7%
Mérida	7,506	11,329	50.9%
Minatitlán	777	590	(24.1)%
Oaxaca	3,388	3,037	(10.4)%
Tapachula	589	877	48.9%
Veracruz	6,497	5,692	(12.4)%
Villahermosa	3,896	3,022	(22.4)%
Total International	793,217	858,020	8.2%

ASUR Page 1 of 2

Total
Airport	September 2015	September 2016	% Change
Cancún	1,225,784	1,383,555	12.9%
Cozumel	19,601	22,742	16.0%
Huatulco	37,000	39,487	6.7%
Mérida	125,881	153,228	21.7%
Minatitlán	21,264	17,817	(16.2)%
Oaxaca	49,462	52,698	6.5%
Tapachula	20,848	23,463	12.5%
Veracruz	95,844	105,870	10.5%
Villahermosa	96,859	98,886	2.1%
ASUR Total	1,692,543	1,897,746	12.1%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 4, 2016